Filed Pursuant to Rule 433

Registration Statement No. 333-262359

Relating to the Preliminary Prospectus Supplement

Dated March 6, 2023

(To Prospectus dated January 27, 2022)

Jackson Financial Inc.
22,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of
Fixed-Rate Reset Noncumulative Perpetual Preferred Stock, Series A

Pricing Term Sheet
March 6, 2023

Issuer:	Jackson Financial Inc.
Pricing Date:	March 6, 2023
Settlement Date*:	March 13, 2023 (T+5)
Security Title:

Depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s Fixed-Rate Reset Noncumulative Perpetual Preferred Stock, Series A, $1.00 par value per share (the “Preferred Stock”)

Liquidation Preference:	$25,000 liquidation preference per share of Preferred Stock (equivalent to $25.00 per Depositary Share)
Term:	Perpetual
Expected Ratings (Moody’s/S&P/Fitch):	Ba1/BB+/BB+**
Offering Format:	SEC Registered
Size:	$550,000,000; 22,000,000 Depositary Shares
Overallotment Option:	Up to an additional 2,000,000 Depositary Shares ($50,000,000) for 30 days after the Pricing Date in order to cover overallotments, if any
Issue Price:	$25.00 per Depositary Share

Underwriters Discount (Retail):	$0.7875 per Depositary Share (11,484,850 Depositary Shares sold)
Underwriters Discount (Institutional):	$0.50 per Depositary Share (10,515,150 Depositary Shares sold)
Net Proceeds to Issuer (Before Expenses):	$535,698,105.63
Dividend Rate (Noncumulative):

From March 13, 2023 to, but excluding, March 30, 2028, 8.000% per annum, and from, and including, March 30, 2028, for each reset period, the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the applicable reset dividend determination date plus 3.728% per annum, only when, as and if declared

Reset Date:	March 30, 2028 and each date falling on the fifth anniversary of the preceding reset date
Reset Period:

The period from, and including, March 30, 2028 to, but excluding, the next following reset date and thereafter each period from and including each reset date to, but excluding, the next following reset date

Reset Dividend Determination Date:	In respect of any reset period, the day falling three business days prior to the beginning of such reset period
Dividend Payment Dates:	Quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, commencing on June 30, 2023
Optional Redemption:

The Issuer may, at its option, redeem the shares of Preferred Stock (a) in whole but not in part at any time prior to March 30, 2028, (i) within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,500 per share (equivalent to $25.50 per Depositary Share), plus an amount equal to any accrued but unpaid dividends to, but excluding, the redemption date, or (ii) within 90 days after the occurrence of a “regulatory capital event,” at a redemption price equal to $25,000 per share (equivalent to $25 per Depositary Share), plus an amount equal to any accrued but unpaid dividends to, but excluding, the redemption date, or (b) in whole or in part, from time to time, on or after March 30, 2028, at a redemption price equal to $25,000 per share (equivalent to $25 per Depositary Share), plus an amount equal to any accrued but unpaid dividends to, but excluding, the redemption date.

Listing:

Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “JXN PR A”. If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within 30 days after the initial delivery of the Depositary Shares.

CUSIP/ISIN of Depositary Shares:	46817M 206 / US46817M2061
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
Joint Lead Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc.
Co-Managers:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. SG Americas Securities, LLC Siebert Williams Shank & Co., LLC

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to two business days before their date of delivery will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisor.

** The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P Global Ratings or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at +1 (800) 645-3751, BofA Securities, Inc. toll-free at +1 (800) 294-1322, J.P. Morgan Securities LLC collect at +1 (212) 834-4533, and Morgan Stanley & Co. LLC toll-free at +1 (866) 718-1649.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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